Management’s Discussion and Analysis

for the three and nine months ended September 30, 2012

TABLE OF CONTENTS

Introduction	3
Core Business and Strategy	3
Highlights of Q3 2012	4
Q3 Operating Performance	5
Operations Review	6
Overview of Q3 Financial Results	10
Exploration and Project Development	14
2012 Operating Outlook	15
Liquidity Position	15
Capital Resources	15
Investments and Investment Income	16
Financial Instruments	17
Contractual Commitments and Contingencies	18
General and Administrative Expense	18
Minefinders Transaction	18
Preliminary Purchase Allocation	19
Alternative Performance Measures	20
Risks and Uncertainties	21
Critical Judgements In The Application Of Accounting Policies	23
Changes In Accounting Standards	23
Disclosure Controls and Procedures	24

Management’s Discussion and Analysis of Financial
Condition and Results of Operations

November 7, 2012

Introduction

Management’s discussion and analysis (“MD&A”) is intended to help the reader understand the significant factors that have affected Pan American Silver Corp.’s and its subsidiaries’ (“Pan American” or the “Company”) performance and such factors that may affect its future performance. The MD&A should be read in conjunction with the Company’s Audited Consolidated Financial Statements for the year ended December 31, 2011 and the unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2012 (“Q3 2012”) and 2011(“Q3 2011”) and the related notes contained therein. All amounts in this MD&A and in the consolidated financial statements are expressed in United States dollars (“USD”), unless identified otherwise. The Company reports its financial position, results of operations, and cash flows in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Pan American’s significant accounting policies are set out in Note 2 of the Audited Consolidated Financial Statements for the year ended December 31, 2011. This MD&A refers to various non-Generally Accepted Accounting Principles (“GAAP”) measures, such as “cash and total cost per ounce of silver”, which are used by the Company to manage and evaluate operating performance at each of the Company’s mines and are widely reported in the silver mining industry as benchmarks for performance, but do not have standardized meaning. To facilitate a better understanding of these measures as calculated by the Company, detailed descriptions and reconciliations have been provided where applicable.

Except for historical information contained in this MD&A, the following disclosures are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or are future oriented financial information and as such are based on an assumed set of economic conditions and courses of action. Please refer to the cautionary note regarding the risks associated with forward looking statements at the back of this MD&A and the “Risks Related to Pan American’s Business” contained in the Company’s most recent Form 40-F and Annual Information Form on file with the U.S. Securities and Exchange Commission and the Canadian provincial securities regulatory authorities. Additional information about Pan American and its business activities, including its Annual Information Form, is available on SEDAR at www.sedar.com.

Core Business and Strategy

Pan American engages in silver mining and related activities, including exploration, mine development, extraction, processing, refining and reclamation. The Company owns and operates silver mines located in Peru, Mexico, Argentina, and Bolivia. In addition, the Company is exploring for new silver deposits throughout the Americas. The Company is listed on the Toronto Stock Exchange (Symbol: PAA) and on the NASDAQ Exchange in New York (Symbol: PAAS).

Pan American was founded in 1994 with the specific intention of providing investors with the best investment opportunity to gain real exposure to silver prices. The Company's mission is to be the largest and lowest cost primary silver mining company globally. To realize this mission, Pan American’s strategy is to focus on growing its base of low cost silver production and silver mineral reserves by constantly optimizing its production methods, and developing new silver deposits through acquisition and exploration.

To execute this strategy, Pan American has assembled a sector leading team of mining professionals with a depth of exploration, construction, operating, and financing knowledge that allows the Company to confidently advance early stage projects through construction and into operation.

Pan American’s operational track record and strong financial standing has positioned the Company to take full advantage of strategic opportunities in the silver market, as they arise. As such, on March 30, 2012 the Company and Minefinders Corporation Ltd. (TSX: MFL; NYSE/AMEX: MFN) (“Minefinders”) announced that they had completed the previously announced transaction, whereby Pan American acquired all of the common shares of Minefinders, the primary asset of which is the Dolores mine in Mexico. This transaction creates a leading, growth-oriented, geographically-diversified silver producer with an exceptional growth profile and an enhanced, diversified portfolio. Please refer to the “Minefinders Transaction” section for more details.

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Highlights of Q3 2012

OperationS & PROJECT DEVELOPMENT

•	Silver Production

Silver production was 6.3 million ounces in Q3 2012, an increase of 13% over the production of 5.6 million ounces in Q3 2011. This increase was mainly attributable to the 0.8 million ounces contributed by the recently acquired Dolores mine while production improvements at the San Vicente, Morococha and Huaron mines were largely offset by decreased silver production at Manantial Espejo, Alamo Dorado and the sale of the Quiruvilca mine effective June 1, 2012. Cash costs in the current quarter were $13.87 per ounce compared to $9.58 in Q3 2011.

•	Navidad Project Update

On July 2nd, 2012, Pan American reported that the Governor of the province of Chubut submitted to the provincial legislature a draft bill that would regulate all oil and gas and mining activities in the province. The draft legislation incorporated the long-awaited and expected zoning of the province, which would allow for the development of Navidad as an open pit mine. However, the same draft legislation proposed to introduce a series of new regulations which would significantly increase provincial royalties and impose the province’s direct participation in all mining projects, including Navidad. As a consequence, the Company has temporarily suspended further project expenditures at Navidad (further discussed in the section “Exploration and Project Development”). The proposed bill continues to be the subject of review and debate within sub-committees of the legislature, however no further details were available at the date of this MD&A.

•	Exploration Success

On August 15th, 2012, the Company reported excellent drill results from this year's ongoing exploration programs at the La Colorada mine and one of its development projects, the Waterloo silver project in San Bernardino County, California. At La Colorada, the drill program continued to target both oxide and sulphide mineralization with impressive results being returned in both areas of the mine. The Company is very encouraged by the results and plans to intensify drilling over the balance of the year.  Pan American expects to incorporate these results into the December 2012 Mineral Reserves and Resources update, which is scheduled for release in February 2013. At Waterloo, Pan American decided to actively evaluate the potential of the property and started a first phase drilling campaign in 2012. The initial drill program consisted of 11 reverse circulation (“RC”) holes for a total of 974 metres, with all holes returning consistent high grade and wide intersects starting from the surface in most holes. Drilling will continue with a second phase in order to confirm the historic mineral resource. For the remainder of the year, the Company will increase its exploration efforts at Waterloo, including metallurgical test work, continued RC and diamond drilling, geological mapping and topographic surveys.

FINANCIAL

▪	Revenue increased by 14% to a record $251.8 million in Q3 2012 from $220.6 million in Q3 2011, due primarily to the addition of the Dolores mine resulting in a significant increase in quantities of silver and gold sold partially offset by lower realized metal prices and lower sales of all base metals. Primarily as a result of the lower silver prices, operating cost pressures, and higher depreciation of the Dolores mine, operating earnings decreased to $68.2 million in Q3 2012, 36% lower than the mine operating earnings in the comparable period of 2011.
▪	Adjusted earnings (further discussed in the section “Alternative Performance Measures”) for Q3 2012 decreased to $37.6 million compared to $51.5 million for Q3 2011 with the decrease primarily due to the decrease in mine operating earnings. Adjusted earnings per share were $0.25 compared to $0.48 for the corresponding period in 2011.

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▪	Cash flow from operations generated $79.5 million, a decrease from the $90.9 million generated in the comparable quarter last year, and was negatively affected by the decreased mine operating earnings and increased income taxes paid.
▪	Pan American paid a cash dividend of $0.05 per common share to its shareholders of record as of the close of business on August 27, 2012 and declared the next quarterly dividend on November 7, 2012 of $0.05 per common share to shareholders of record as of the close of business on November 19, 2012. These dividends are designated to be eligible dividends for the purposes of the Income Tax Act (Canada).
▪	The Company purchased and cancelled approximately 0.5 million shares during Q3 2012, spending $7.5 million in the process, completing the TSX approved program initiated in 2011. The Company received approval from the TSX to initiate a second normal course issuer bid to purchase up to 7,607,277 of its common shares, representing up to 5% of Pan American’s issued and outstanding shares as of August 20, 2012. As of the date of this MD&A, no shares have been acquired under this second program.
▪	The Company’s working capital was $785 million at September 30, 2012, of which $548 million was held in cash and short term investments.
▪	So far this year Pan American has paid $133.2 million in income taxes (predominantly related to 2011), spent $102.3 million in capital at its operations and development projects, invested $17.8 million in working capital, spent $31.0 million repurchasing shares, paid $17.3 million in dividends and still increased its cash and short term investments by $56.7 million, inclusive of $86.5 million acquired through the Minefinders transaction.

Q3 Operating Performance

The following tables reflect the realized prices of metals produced and consolidated metal production achieved in each period under review:

	Average Metal Prices		Quantities of Metal Produced		Average Metal Prices		Quantities of Metal Produced
	Three months ended September 30,				Nine months ended September 30,
	2012	2011	2012	2011	2012	2011	2012	2011
Silver – in ounces	$29.80	$38.80	6,278,728	5,554,267	$30.63	$36.21	18,181,133	16,519,044
Gold – in ounces	$1,652	$1,702	28,162	20,647	$1,652	$1,534	79,902	61,187
Zinc – in tonnes(1)	$1,885	$2,224	8,502	9,077	$1,946	$2,289	27,963	26,503
Lead – in tonnes(1)	$1,975	$2,459	2,671	2,920	$2,015	$2,537	9,461	9,301
Copper – in tonnes(1)	$7,706	$8,982	1,009	1,072	$7,964	$9,254	3,026	3,372

(1)	Metal price stated as cash settlement per tonne.

Pan American produced 6.3 million ounces of silver in Q3 2012, an increase of 13% over the production of 5.6 million ounces in Q3 2011. This increase was mainly attributable to the 0.8 million ounces contributed by the recently acquired Dolores mine while production improvements at the San Vicente, Morococha and Huaron mines were largely offset by decreased silver production at Manantial Espejo, Alamo Dorado and the sale of the Quiruvilca mine effective June 1, 2012.

Silver production increased by 10% for the first nine months of 2012 compared to the same period in 2011, attributable similarly to the additional Dolores mine production along with production improvements at Huaron, Morococha and San Vicente, partially offset by reductions at Manantial Espejo and Alamo Dorado.

Gold production was 28,162 ounces for Q3 2012 and 79,902 ounces for the nine months of 2012 compared to 20,647 ounces and 61,187 ounces produced in the comparable periods of 2011. The increase in gold production for both Q3 and the first nine months of 2012 was also mainly due to the additional gold ounces contributed to production by the Dolores mine, but was partially offset by lower gold production at Manantial Espejo. Consolidated zinc, lead and copper production was similar in Q3 2012 and for the first nine months of 2012 to the comparable periods of 2011 as improvements at Huaron and Morococha operations were largely offset by the cessation of production from Quiruvilca after the sale of that mine effective June 1, 2012.

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Cash Costs per Ounce of Silver(1)

Consolidated cash costs for Q3 2012 and the first nine months of 2012 were $13.87 and $12.14, respectively, compared to $9.58 and $8.88 per ounce for the corresponding periods of 2011. The incorporation of Dolores cash costs, which were $6.68 for Q3 2012 and $4.20 for the six months that Pan American has owned the mine, since April 1, 2012, had the effect of reducing consolidated cash costs on a per ounce basis. Excluding Dolores, cash costs for Q3 2012 and the nine months of 2012 were $14.98 and $13.02, respectively. The main factors behind the increase in cash costs at the other operations were an increase in direct operating costs primarily due to increased labor related costs, a significant decrease in by-product credits on account of lower gold production and base metal prices, and higher royalties in Bolivia.

(1)	Cash cost per ounce of silver - The Company reports the non-GAAP cash cost per ounce of payable silver in order to manage and evaluate operating performance at each of the Company’s mines. For a better understanding of these measures, please refer to the detailed reconciliation of this measure to our production costs, as shown in our unaudited Consolidated Statement of Operations for the period, which can be found in the section Alternative Performance Measures of this MD&A.

Operations Review

•	Huaron Mine

	Three months ended Sept. 30,		Nine months ended Sept. 30
	2012	2011	2012	2011
Tonnes milled	180,672	150,065	509,588	447,893
Average silver grade – grams per tonne	158	176	162	176
Average zinc grade - %	2.41	2.33	2.56	2.38
Average silver recovery - %	80	78.4	81.5	78.7
Silver – ounces	734,941	666,998	2,156,517	1,998,639
Gold – ounces	88	369	470	1,059
Zinc – tonnes	2,905	2,232	8,834	6,608
Lead – tonnes	810	1,065	3,600	3,316
Copper – tonnes	664	322	1,635	924

Cash costs per ounce (1)	$19.88	$15.07	$16.03	$13.73
Total costs per ounce (1)	$24.64	$16.66	$19.73	$15.31

Payable ounces of silver	623,810	600,205	1,863,130	1,802,914

(1)	Cash costs per ounce and total costs per ounce are non-GAAP measurements. Please refer to section Alternative Performance Measures for a detailed reconciliation of these measures to our production costs.

In Q3 2012, Huaron produced 0.7 million ounces of silver, which was a 10% increase from the production level achieved in Q3 2011. Silver production increased as a result of improved throughput rates and recoveries in the mill partially offset by lower grades.

Cash costs per ounce in Q3 2012 were $19.88, which were 32% higher than the $15.07 per ounce realized in Q3 2011. The net increase in cash costs was mainly due to increased underground development rates as anticipated, higher cost of labour and associated benefits, higher smelting charges, increased administration costs due to the Quiruvilca sale, local currency strengthening, and lower silver grades.

Capital expenditures during Q3 2012 totalled $7.4 million at the Huaron mine which included expenditures on mine development tailings dam expansion, drilling, equipment upgrades and equipment replacements.

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•	Morococha Mine*

	Three months ended Sept 30,		Nine months ended Sept. 30,
	2012	2011	2012	2011
Tonnes milled	140,775	116,050	393,132	360,271
Average silver grade – grams per tonne	140	120	143	131
Average zinc grade - %	2.85	2.74	2.88	2.54
Average silver recovery - %	86.1	85.6	84.6	86.1
Silver – ounces	543,842	383,433	1,531,966	1,310,314
Gold – ounces	608	396	2,146	1,246
Zinc – tonnes	3,198	2,636	8,836	7,432
Lead – tonnes	1,065	736	2,742	2,409
Copper – tonnes	324	360	1,036	1,145

Cash costs per ounce (1)	$25.66	$18.78	$22.58	$13.48
Total costs per ounce (1)	$32.36	$22.56	$28.94	$16.85

Payable ounces of silver	461,685	336,471	1,303,843	1,171,085

* Production and cost figures are for Pan American’s 92.2% share only.

(1)	Cash costs per ounce and total costs per ounce are non-GAAP measurements. Please refer to section Alternative Performance Measures for a detailed reconciliation of these measures to our production costs.

The Morococha mine produced 0.5 million ounces of silver during Q3 2012, an increase of 42% from the production achieved in the comparable 2011 period. The increase was attributable to higher silver grades, mill throughputs rates and recoveries. Production of all metals, other than copper, increased relative to the comparable period for both Q3 2012 and for the first nine months of the year. The mine continues to focus on advancing development rates to access higher grade ore and allow for operational flexibility in future years.

Cash costs per ounce in Q3 were $25.66, 37% higher than the $18.78 per ounce recorded a year earlier. The increase in cash costs was primarily a result of expenses associated with increased underground development advances, higher cost of labour and associated benefits, increased administration costs due to the Quiruvilca sale, and local currency strengthening.

Capital expenditures during Q3 2012 were $5.1 million at the Morococha mine. The capital spending was primarily on long term mine developments and related equipment repairs and replacements, drilling, and completion of the administration and ancillary facility relocations.

•	Alamo Dorado Mine

	Three months ended Sept. 30,		Nine months ended Sept. 30,
	2012	2011	2012	2011
Tonnes milled	414,389	459,653	1,268,397	1,411,979
Average silver grade – grams per tonne	116	109	112	105
Average gold grade – grams per tonne	0.40	0.31	0.39	0.33
Average silver recovery - %	87.2	85.1	85.0	83.5
Silver – ounces	1,265,152	1,376,868	3,807,323	4,066,660
Gold – ounces	4,367	3,990	13,402	12,642
Copper – tonnes	21	15	69	57

Cash costs per ounce (1)	$5.87	$4.73	$5.20	$4.60
Total costs per ounce (1)	$8.85	$8.21	$8.08	$8.15

Payable ounces of silver	1,261,298	1,3717,971	3,794,507	4,049,871

(1)	Cash costs per ounce and total costs per ounce are non-GAAP measurements. Please refer to section Alternative Performance Measures for a detailed reconciliation of these measures to our production costs.

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Alamo Dorado remained the Company’s largest silver producer in Q3 2012, producing 1.3 million ounces. Silver production was 8% lower than Q3 2011 production levels due to lower throughput rates resulting primarily from increased ore hardness, partially offset by higher grades and improved recoveries resulting from the recently expanded leaching capacity.

Cash costs for Q3 2012 were $5.87 per ounce, up from $4.73 per ounce a year ago as increases in operating costs were compounded with lower silver produced, partially offset by increased gold by-product credits on account of higher gold production and price.

Capital expenditures at Alamo Dorado during Q3 2012 totalled $2.1 million primarily for plant equipment upgrades and mine equipment additions.

•	Dolores Mine

	Three months ended September 30, 2012	Six months* ended September 30, 2012
Tonnes crushed and stacked	1,424,612	2,838,089
Average silver grade – grams per tonne	39	39
Average gold grade – grams per tonne	0.37	0.42
Average silver recovery - %	46.4	47.2
Average gold recovery - %	75.5	74.9
Silver – ounces	798,810	1,722,737
Gold – ounces	13,509	28,779

Cash costs per ounce (1)	$6.68	$4.20
Total costs per ounce (1)	$23.95	$20.15

Payable ounces of silver	796,813	1,718,431

* Production and cost figures for the six months ended September 30, 2012 represent the period since acquiring Minefinders that Pan American has operated the Dolores mine.

(1)	Cash costs per ounce and total costs per ounce are non-GAAP measurements. Please refer to section Alternative Performance Measures for a detailed reconciliation of these measures to our production costs.

In the second quarter under Pan American stewardship, the Dolores Mine produced 0.8 million ounces of silver and 13,509 ounces of gold. Silver production was below management’s expectations as a result of mining in zones of lower than expected silver grade and unscheduled crusher repairs that resulted in less tonnes stacked than anticipated while cash costs for Q3 2012 were $6.68 per ounce of silver, above the $5.00 to $6.00 per ounce forecast due to the lower silver production and less gold credits than forecasted. In addition to the crusher repairs, gold production was affected by more dilution than anticipated in gold dominant zones, resulting in lower than expected grades being stacked.

Management continues to focus on operational improvement projects to achieve increased reliability of heap leach pad #2 and constructing pad #3 in order to stabilize the current operation and allow thorough analysis of potential future mill and other expansion and optimization opportunities. Capital expenditures at Dolores during Q3 2012 totalled $16.1 million primarily for exploration drilling, mine equipment refurbishments, ongoing leach pad construction, and camp expansions to accommodate the leach pad constructors, as well as $4.5 million of capitalized stripping to develop access to ore that is to be mined in future periods.

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•	La Colorada Mine

	Three months ended Sept. 30,		Nine months ended Sept. 30,
	2012	2011	2012	2011
Tonnes milled	104,764	101,071	313,195	299,033
Average silver grade – grams per tonne	374	368	372	375
Average silver recovery - %	89.3	89.7	89.4	89.5
Silver – ounces	1,110,333	1,072,909	3,334,508	3,226,983
Gold – ounces	655	1,047	2,841	3,061
Zinc – tonnes	1,331	1,153	4,088	3,337
Lead – tonnes	661	607	2,041	1,777

Cash costs per ounce (1)	$9.93	$7.84	$8.68	$7.24
Total costs per ounce (1)	$11.32	$8.79	$9.97	$8.17

Payable ounces of silver	1,059,895	1,022,447	3,171.949	3,075,243

(1)	Cash costs per ounce and total costs per ounce are non-GAAP measurements. Please refer to section Alternative Performance Measures for a detailed reconciliation of these measures to our production costs.

Silver production at the La Colorada mine in Q3 2012 was 1.1 million ounces, which was similar to production levels in the comparable quarter last year as silver grades and recoveries remained consistent. By-product production saw increases in zinc and lead production levels but lower gold production as the mine continued the trend towards increased production from the sulphide zones within the mine.

In Q3 2012, cash costs increased by 27% to $9.93 as compared to the same period last year. This increase was a combined result of anticipated higher operating costs and lower by-product credits due to lower by-product gold production and lower base metal prices.

Capital expenditures at La Colorada during Q3 2012 totalled $4.2 million. The capital was primarily spent on underground infrastructure and exploration drilling.

•	San Vicente Mine*

	Three months ended Sept 30,		Nine months ended Sept 30,
	2012	2011	2012	2011
Tonnes milled	78,002	71,025	226,450	205,200
Average silver grade – grams per tonne	423	365	418	388
Average zinc grade - %	1.95	2.31	2.12	2.19
Average silver recovery - %	91.2	90.0	90.56	89.5
Silver – ounces	967,521	751,067	2,754,993	2,287,988
Zinc – tonnes	1,068	1,140	3,623	3,291
Copper – tonnes	-	175	-	439
Lead – tonnes	134	-	338

Cash costs per ounce (1)	$18.59	$14.39	$18.59	$13.52
Total costs per ounce (1)	$22.24	$18.88	$21.76	$17.67

Payable ounces of silver	882,714	671,663	2,502,867	2,096,730

* Production and interest figures are for Pan American’s 95.0% share only.

(1)	Cash costs per ounce and total costs per ounce are non-GAAP measurements. Please refer to section Alternative Performance Measures for a detailed reconciliation of these measures to our production costs.

Silver production at the San Vicente mine in Q3 2012 was 1.0 million ounces, a 29% increase from the comparable quarter in the prior year. The increase in silver production was a result of increased grades, throughput and recovery rates. By-product zinc production remained stable and sales of the copper-silver concentrates were modified to being sold as lead concentrates yielding better terms.

Cash costs at San Vicente were $18.59 per ounce, which was 29% higher than the comparable quarter last year. The higher cash costs were a result of higher royalty charges associated with the increased joint venture payments to COMIBOL from 9.4% to 37.5% of the operating cashflows following the period of investment payback, increased concentrate treatment and refining charges, and general operating cost escalations.

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Capital expenditures at San Vicente during Q3 2012 totalled $0.7 million and consisted mainly of equipment upgrades.

•	Manantial Espejo Mine

	Three months ended Sept. 30,		Nine months ended Sept. 30,
	2012	2011	2012	2011
Tonnes milled	186,307	178,471	546,545	530,638
Average silver grade – grams per tonne	160	226	166	191
Average gold grade – grams per tonne	1.58	2.70	1.88	2.55
Average silver recovery - %	89.2	90.5	89.2	90.5
Average gold recovery - %	94.1	95.6	93.9	95.2
Silver – ounces	858,127	1,118,245	2,597,954	2,936,951
Gold – ounces	8,926	14,498	31,836	41,884

Cash costs per ounce (1)	$21.61	$6.56	$15.27	$7.22
Total costs per ounce (1)	$29.26	$14.51	$23.26	$15.20

Payable ounces of silver	856,411	1,116,008	2,592,758	2,931,078

(1)	Cash costs per ounce and total costs per ounce are non-GAAP measurements. Please refer to section Alternative Performance Measures for a detailed reconciliation of these measures to our production costs.

Silver production at the Manantial Espejo mine in Q3 2012 was 0.9 million ounces, down 23% from 1.1 million ounces in the same quarter last year due to lower silver grades. Gold production was negatively impacted by the same factor. As a result of falling nearly 1.8 M tonnes (18%) of waste movement behind plan over the last year due primarily to the effects of import challenges, the Company shifted open pit mining focus during Q3 of 2012 towards catching-up on the waste mining shortfalls that had restricted efficient ore mining. This decision significantly impacted ore grades during Q3 2012, but should substantially improve ore mining efficiencies when the pits return to normal operating conditions.

Cash costs per ounce increased from $6.56 in Q3 2011 to $21.61 in Q3 2012. Cash costs increased sharply with 40% lower gold by-product credits as the gold production shortfall was compounded by lower gold prices. Additionally, operating costs were up 11% from a year ago due to sharp inflation rates in Argentina as well as additional costs incurred to mitigate import restrictions that are affecting operations.

Capital expenditures at Manantial Espejo during Q3 2012 totaled $6.8 million. This consisted mainly of mine development including $3.1 million of capitalized stripping, and mine and plant equipment upgrades.

Overview of Q3 Financial Results

The following table sets out selected quarterly results for the past eleven quarters, which are stated in thousands of U.S. dollars, except for the per share amounts.

	Quarters Ended (Unaudited)
2012	March 31,	June 30,	September 30,
Revenue	$228,819	$200,597	$251,843
Mine operating earnings (1)	$101,896	$56,296	$68,160
Attributable earnings for the period	$49,883	$43,924	$22,612
Adjusted earnings for the period(2)	$69,231	$15,229	$37,604
Basic earnings per share	$0.47	$0.29	$0.15
Diluted earnings per share	$0.47	$0.23	$0.15
Cash flow from operating activities	$37,395	$(5,200)	$79,507
Cash dividends paid per share	$0.0375	$0.0375	$0.05
Other financial information
Total assets			$3,432,675
Total long term financial liabilities			$152,286
Total attributable shareholders’ equity			$2,765,983

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	Quarters Ended (Unaudited)				Years Ended
2011	March 31	June 30	Sept. 30	Dec. 31	Dec. 31
Revenuee	$190,481	$231,866	$220,567	$212,361	$855,275
Mine operating earnings (1)	$96,018	$118,629	$106,208	$88,270	$409,125
Attributable earnings for the period	$92,161	$112,623	$52,354	$95,356	$352,494
Adjusted earnings for the period(2)	$66,099	$77,827	$51,546	$55,775	$251,247
Basic earnings per share	$0.86	$1.04	$0.49	$0.89	$3.31
Diluted earnings per share	$0.60	$1.04	$0.48	$0.89	$3.31
Cash flow from operating activities	$59,465	$104,127	$90,896	$104,967	$359,455
Cash dividends paid per share	$0.025	$0.025	$0.025	$0.025	$0.10
Other financial information
Total assets					$1,951,796
Total long term financial liabilities					$118,984
Total attributable shareholders’ equity					$1,593,839

2010	March 31	June 30	Sept. 30	Dec. 31	Dec. 31
Revenue	$135,819	$150,558	$164,530	$195,646	$646,553
Mine operating earnings (1)	$37,776	$52,269	$61,293	$89,777	$241,115
Attributable earnings (loss) for the period	$26,276	$(6,262)	$21	$(6,324)	$13,711
Adjusted earnings for the period(2)	$18,042	$6,396	$27,899	$53,567	$105,904
Basic earnings (loss) per share	$0.25	$(0.06)	$0.00	$(0.06)	$0.13
Diluted earnings (loss) per share	$0.24	$(0.04)	$0.00	$(0.07)	$0.13
Cash flow from operating activities	$48,646	$45,338	$65,066	$83,206	$242,256
Cash dividends paid per share	$0.025	$-	$0.025	$0.025	$0.075
Other financial information
Total assets					$1,738,796
Total long term financial liabilities					$228,054
Total attributable shareholders’ equity					$1,341,358

(1)	Mine operating earnings are equal to revenue less production costs, depreciation and amortization, and royalties which is considered to be substantially the same as gross margin.
(2)	Adjusted earnings for the period is an alternative performance measure. Please refer to the section, Alternative Performance Measures, of this MD&A for a calculation of adjusted earnings for the period.

The following table reflects the metal prices that the Company realized and the quantities of metal sold during each respective period. As seen below, there was a decrease in the realized silver and base metal prices from the comparable periods of 2011. For both periods of 2012, quantities of precious metals sold increased compared to 2011 due to the addition of the Dolores mine, partially offset by less base metals sold in Q3 2012, primarily due to the sale of the Quiruvilca mine.

	Realized Metal Prices		Quantities of Metal Sold		Realized Metal Prices		Quantities of Metal Sold
	Three months ended September 30,				Nine months ended September 30,
	2012	2011	2012	2011	2012	2011	2012	2011
Silver – in ounces	$29.27	$38.50	6,273,353	4,542,894	$30.55	$35.99	17,358,691	14,147,224
Gold – in ounces	$1,638	$1,670	32,285	20,509	$1,650	$1,528	77,859	56,608
Zinc – in tonnes(1)	$1,871	$2,234	7,449	7,659	$1,950	$2,303	24,661	21,748
Lead – in tonnes(1)	$1,924	$2,437	2,473	2,737	$2,019	$2,537	9,302	9,008
Copper – in tonnes(1)	$7,181	$8,984	716	1,092	$7,800	$9,161	2,394	2,953

(1)	Metal price stated as cash settlement per tonne.

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•	Income Statement

Earnings for Q3 2012 were $22.6 million, compared to earnings of $52.5 million in Q3 2011. Basic earnings per share were $0.15 compared to $0.49 in the comparable period. Adjusting for the $14.0 million loss on derivative instruments, $0.5 million of unrealized commodity and foreign currency contract losses, unrealized foreign exchange gains of $2.9 million, and the revision to the gain on the sale of the Quiruvilca mine in the current period of $3.4 million, adjusted earnings were $37.6 million for Q3 2012 compared to $51.5 million in 2011 (please refer to the section, “Alternative Performance Measures”, of this MD&A for a description of adjusted earnings). Adjusted earnings per share were $0.25 compared to $0.48 for the corresponding period in 2011. Adjusted earnings were negatively impacted by a decrease in silver and base metal prices, costs escalations, and higher effective tax rates.

Earnings for the nine months ended September 30, 2012 were $116.9 million, compared to earnings of $258.7 million for the comparable period 2011, while adjusted earnings were $122.1 million for the nine months ended September 30, 2012 compared to $195.5 million in the nine months ended September 30, 2011, impacted by similar factors to those described above.

Revenue for Q3 2012 was $251.8 million, a $31.3 million or 14% increase from revenue of Q3 2011. This increase was primarily a result of significantly higher quantities of precious metals sold on account of the addition of the Dolores mine, partially offset by lower realized metal prices.

Revenues for the nine month period ended September 30, 2012 of $681.3 million were 6% higher than the sales for the comparable period in 2011 as the higher volume of metals sold was largely offset by lower prices of most metals other than gold.

Mine operating earnings decreased to $68.2 million in Q3 2012, a decrease of 36% from the $106.2 million generated in the comparable period last year. Despite the increase in revenues, the decrease in mine operating earnings resulted primarily from lower metal prices compounded by a continuing trend of cost pressures and higher depreciation charges associated with sales of Dolores production. Mine operating earnings are equal to revenue less production costs, depreciation and amortization, and royalties, and are thereforeconsidered to be substantially the same as gross margin.

Mine operating earnings in the nine months ended September 30, 2012 totalled $226.4 million, a decrease of over 29% from the $320.9 million in the comparable period in 2011. This decrease was the result of factors similar to those described for the current quarter.

Income taxes for Q3 2012 were $18.8 million, a decrease from the $39.8 million income tax provision recorded in the corresponding period in 2011, the primary reason being lower operating earnings. The provision for income taxes for the nine months ended September 30, 2012 decreased compared to the same period in 2011, for the same reason.

Primarily as a consequence of the effects of various temporary and permanent differences as shown in the table below, effective tax rates vary considerably from the comparable period and from the amount that would result from applying the Canadian statutory income tax rates to earnings before income taxes. The main factors which affected the effective tax rates for Q3 2012 and for the nine months ended September 30, 2012, and the comparable period of 2011, were the unrealized gains on the Company’s warrants position, foreign income tax rate differentials, and certain deferred tax assets that were not recognized. The Company expects that these and other factors will continue to cause volatility in effective tax rates in the future.

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	Three months ended September 30,		Nine month ended September 30,
	2012	2011	2012	2011
Income before taxes	41,409	92,275	190,839	354,547
Statutory tax rate	25.0%	26.5%	25.0%	26.5%
Income tax expense based on above rates	$10,352	$24,453	$47,710	$93,955
Increase (decrease) due to:
Non-deductible expenses	1,531	1,391	2,310	2,524
(Increase) decrease to estimated deductible expenses	(155)	852	2,938	(2,619)
Change in net deferred tax assets not recognized	2,642	4,423	9,793	5,339
Non-taxable unrealized (loss) gain on derivative financial instruments - warrants	3,488	(1,797)	(2,489)	(18,771)
Foreign tax rate differences	2,532	4,301	11,488	10,894
Effect of other taxes paid (mining and withholding)	1,622	2,715	4,009	7,082
Foreign exchange (gain) loss	(2,709)	3,930	(3,239)	(1,928)
Other	(532)	(515)	1,395	(608)
	$18,771	$39,753	$73,915	$95,868
Effective tax rate	45.3%	43.1%	38.7%	27.0%

•	Statement of Cash Flows

Net cash generated in operating activities was $79.5 million in Q3 2012, compared to $90.9 million generated in the comparable period a year ago. Cash flows from operating activities were affected by a $26.2 million decrease in mine operating earnings excluding depreciation and amortization which was largely offset by a $22.5 million difference in the effect of changes in non-cash working capital items. Non-cash working capital generated $13.1 million compared with a non-cash working capital use of $9.4 million in 2011. Taxes paid consumed an additional $23.7 million versus $12.8 million in the comparable quarter of 2011 despite a lower tax provision in Q3 2012 due to the lag effect of cash taxes paid being largely for income earned in prior periods. The net non-cash working capital movements in Q3 2012 consisted primarily of a $11.1 million increase in accounts payable and accruals and a $2.2 million change in prepaid expenses both of which are attributable to the normal timing differences of payments. In 2011, non-cash working capital was primarily affected by normal course increases in inventory and accounts receivable.

Net cash generated from operating activities was $111.7 million for the nine months ended September 30, 2012 compared to $254.5 million for the same period last year. The decrease resulted primarily from the decrease in mine operating earnings and a sharp increase in tax payments which totalled $133.2 million in 2012 compared to $53.2 million in 2011. Changes in non-cash working capital used $17.8 million in the nine months ended September 30, 2012 and $47.9 million in the comparable period of 2011 with the difference being due to normal course timing of payments receipts and inventory fluctuations.

Investing activities generated $2.6 million in Q3 2012, with net short term investment sales of $43.9 million largely offset by capital expenditures of $41.8 million invested in sustaining capital and capital projects at the operating mines and including $1.4 million at the Navidad project. Investing activities generated $36.3 million in the comparable period of 2011, inclusive of $57.2 million generated by net sales of short-term investments, capital expenditures of $24.3 million, and $3.3 million of net collections of refundable VAT in Argentina.

Investing activities contributed $101.5 million in the nine months ended September 30, 2012 inclusive of the effects on cash of the Minefinders transaction. As part of the consideration paid for Minefinders, the Company paid $165.4 million in cash but acquired $251.9 million of cash for a net cash acquisition of $86.5 million. For this period, net short-term investments liquidations of $107.5 million were primarily used to fund the cash component of the transaction and the balance of investing activities consisted primarily of spending $94.6 million on capital expenditures at all operations and the Navidad project.

Financing activities in Q3 2012 used $15.0 million, whereas financing activities in Q3 2011 used $32.0 million. Cash used in financing activities in Q3 2012 was primarily a result of $7.5 million used in the share repurchase program and $7.6 million in dividend payments to our shareholders. In 2011, the cash used in financing activities was impacted by the same two items with $27.9 million used in the share repurchase program and $2.7 million paid in dividends.

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For the nine months ended September 30, 2012, financing activities used $50.7 million while in the comparable period 2011, $32.9 million was used. For the nine months ended September 30, 2012, $17.3 million was paid as dividends to shareholders while $31.0 million of share purchases were completed. In the comparable period 2011, $27.9 million was used for share repurchases and $8.1 million was paid as dividends.

Exploration and Project Development

Exploration and project development expenses in Q3 2012 were $8.2 million compared to $8.9 million incurred in Q3 2011. The expenses recorded in Q3 2012 were incurred at greenfield sites in the vicinity of the Company’s existing operations, at the Navidad project, at properties acquired in the Minefinders transaction, as well as the Waterloo project in California. The Company capitalized $1.4 million of evaluation costs at the Navidad project during Q3 2012 (Q3 2011 - $7.4 million).

Exploration expenses in the nine months ended September 30, 2012 were $26.3 million compared to $18.9 million incurred in the comparable period of 2011. During the nine months ended September 30, 2012, approximately $8.0 million of these costs were incurred on activities at the Navidad project, $3.5 million was incurred on the projects acquired with Minefinders while the remaining $14.8 million was incurred on exploration activities in the vicinity of our existing operations. During the nine months ended September 30, 2012, the Company also capitalized $8.3 million primarily of evaluation costs at the Navidad project in Argentina as compared to $16.8 million capitalized in the same period of 2011.

•	Navidad Project Update

On July 2nd, 2012 Pan American reported in a press release that the Governor of the province of Chubut, Martin Buzzi, submitted to the provincial legislature a draft bill that would regulate all oil and gas and mining activities in the province. The draft legislation incorporated the long-awaited and expected zoning of the province, which would allow for the development of Navidad as an open pit mine.

However, the same draft legislation proposed to introduce a series of new regulations which would significantly increase provincial royalties and impose the province’s direct participation in all mining projects, including Navidad. While the proposed bill remains subject to review and debate within sub-committees of the legislature, without meaningful modifications, the Company has been forced to temporarily suspend further project expenditures at Navidad. Without a clear potential for positive economic returns, it is impossible to justify further investment in this world-class silver development project. Pan American is hopeful that the provincial government will consider the magnitude of the negative effect this proposed law, as drafted, would have on future mining activities in Chubut, and firmly believes that there is a high probability that the draft legislation will be amended during the parliamentary discussion prior to its passage.

Pan American has curtailed activities related to project engineering, procurement and development until the final passing of the law is complete and the true tax implications can be assessed. Local community support activities in Chubut will continue in order to sustain the social acceptance the Company has worked hard to obtain. Although project engineering and development is on hold, none of the work completed to date has been jeopardized and it can be ramped-up in a short period of time when the conditions warrant it. The project Environmental Impact Assessment is well advanced, with finalization pending on the passing of the law that permits open pit mining in Chubut.

The Company may be required to record an impairment charge should it determine that the accounting carrying value of approximately $560 million related to the Navidad project is greater than the higher of i) the value estimated to be obtained from development and operation of the mine or ii) the proceeds realizable from sale of the project. At June 30, 2012, the Company tested the recoverability of its investment in the Navidad project as required under IFRS. The Company used the most up to date internally developed technical information available, a long term silver price of $25 per ounce along with long term forecast base metal prices, a probability weighted range of possible outcomes related to the timing of the start of construction, taxation, regulatory and economic risks including a range of possible future exchange rates between the USD and the Argentine peso (“ARG”) ranging from 4.5 to 10.5 ARG/USD, and a risk adjusted project specific discount rate of 10.5%. It was determined that the estimated realizable value of the Navidad project exceeded its carrying value and no impairment loss was warranted at June 30, 2012. There have been no changes to the impairment indicators since June 30, 2012; therefore, an impairment calculation was not warranted at September 30, 2012.

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2012 Operating Outlook

Consolidated silver production for the nine months ended September 30, 2012 was 18.2 million ounces at cash costs of $12.14 per ounce, which was on track to meet the year production forecast range of 24.25 to 25.5 million ounces and the cash costs forecast of between $11.50 and $12.50 per ounce, as indicated in the March 31, 2012 MD&A. The full year forecast considers that the Dolores mine contributes production to the Company’s account from April 1, 2012 onward.

Consolidated production of gold for the nine months ended September 30, 2012 was 80,000 ounces, which was slightly below the Company’s expectations. The primary reasons for the lower than anticipated gold production were (i) at Manantial Espejo, below planned open-pit mining rates due to waste mining open pit ore restrictions higher grade gold zones, as importation restrictions in Argentina persist and (ii) at Dolores, more dilution than anticipated was incurred in gold dominant zones, resulting in lower than expected grades being stacked. The Company expects gold production of approximately 114,000 ounces, below the full year forecast range of gold production indicated in the March 31, 2012 MD&A of 124,000 to 133,000 ounces. Based on the robust performance of the Peruvian and Bolivian operations, management expects 2012 base metal production to exceed the high end of the forecasted ranges for zinc (33,000 – 34,000 tonnes), lead (11,000 – 11,500 tonnes) and copper (2,500 – 3,000 tonnes) as indicated in the MD&A of the Company for the year ended December 31, 2011.

In the MD&A for the period ended June 30, 2012, the Company updated the capital expenditure forecasts contained in the MD&A for the year ended December 31, 2011 to include $61 million of capital expenditures at the recently acquired Dolores mine. For the nine months ended September 2012, the Company incurred $102.3 million of sustaining capital spending and project spending and expects to accelerate this spending rate in Q4 maintaining the capital expenditure forecast provided in Q2 of $182.8 million.

Liquidity Position

The Company’s cash and short-term investments balance at September 30, 2012 was $548 million, which was an increase of $28 million from the balance at June 30, 2012. This increase resulted primarily from cash generated by operating activities, offset by capital expenditures on property, plant and equipment, the share repurchase program, and the payment of dividends to shareholders. The Company does not own any asset-backed commercial paper or other similar, known, at-risk investments in its investment portfolio.

Working capital at September 30, 2012 was $785 million, an increase of $16 million during Q3 2012. The increase in working capital was primarily due to higher cash and short term investments balances and increased inventory balances, and was offset by higher current liabilities.

The Company’s financial position at September 30, 2012, the undrawn $150 million credit facility, and the operating cash flows that are expected over the next twelve months, lead management to believe that the Company’s liquid assets are sufficient to fund currently planned capital expenditures for existing operations and projects, and to discharge liabilities as they come due. The Company remains well positioned to take advantage of further strategic opportunities as they become available.

The impact of inflation on the Company’s financial position, operational performance, or cash flows over the next twelve months cannot be determined with any degree of certainty.

Capital Resources

Total shareholders’ equity at September 30, 2012 was $2,766.0 million, an increase of $13.2 million from June 30, 2012, primarily as a result of the positive net earnings of the current period, partially offset by the share repurchase and cancellation program and dividends paid. As at September 30, 2012, the Company had approximately 152.3 million common shares outstanding for a share capital balance of $2,307.7 million. The basic weighted average number of common shares outstanding was 152.3 million and 137.0 million shares for the three and nine months ended September 30, 2012, respectively.

15

On August 26, 2011, the Company announced that the Toronto Stock Exchange (the “TSX”) accepted the Company’s notice of its intention to make a normal course issuer bid to purchase up to 5,395,540 of its common shares, representing up to 5% of Pan American’s issued and outstanding shares as of August 24, 2011.  The Company repurchased and cancelled approximately 0.5 million shares in Q3 2012 which fully completed the program with 5,395,540 shares having been acquired. All common shares acquired by the Company under the share buy-back program have been cancelled and purchases were funded out of Pan American’s working capital.

On August 29, 2012, the Company announced that the Toronto Stock Exchange (the “TSX”) accepted the Company’s notice of its intention to initiate a second normal course issuer bid to purchase up to 7,607,277 of its common shares, representing up to 5% of Pan American’s issued and outstanding shares as of August 20, 2012. As of the date of this MD&A, no shares have been acquired under this second program. Purchases pursuant to the share buy-back program are required to be made on the open market through the facilities of the TSX and the Nasdaq Global Select Market (“NASDAQ”) at the market price at the time of acquisition of any common shares in accordance with the rules and policies of the TSX and NASDAQ and applicable securities laws.   Pan American is not obligated to make any purchases under the program.

Pan American maintains the share buy-back program because, in the opinion of its Board of Directors, the market price of its common shares, from time to time, may not fully reflect the underlying value of its mining operations, properties and future growth prospects.  The Company believes that in such circumstances, the outstanding common shares represent an appealing investment for Pan American since a portion of the Company’s excess cash generated on an annual basis can be invested for an attractive risk adjusted return on capital through the share buy-back program.

A copy of the Company’s notice of its intention to make a normal course issuer bid filed with the TSX can be obtained from the Corporate Secretary of Pan American without charge.

As at September 30, 2012, the Company had approximately 2.1 million stock options outstanding, with exercise prices in the range of CAD $15.66 and $40.22 and a weighted average life of 42 months, including replacement options issued to holders of Minefinders options with the closing of the transaction. Approximately 1.6 million of the stock options were vested and exercisable at September 30, 2012 with an average weighted exercise price of $23.59 per share. Additionally, as described in the section “Minefinders Transaction” and the Long Term Debt (Note 13) in the September 30, 2012 unaudited financial statements, the Company has outstanding convertible notes that could result in the issuance of a variable amount of common shares.

The following table sets out the common shares, warrants and options outstanding as at the date of this MD&A:

Outstanding as at November 07, 2012
Common shares	152,356,349
Warrants	7,814,605
Options	1,965,609
Total	162,136,563

The above noted warrants, all of which were issued as part of the Aquiline acquisition in December of 2009, expire in December 2014, and have an exercise price of CAD $35.00.

Investments and Investment Income

At the end of the current quarter, cash plus short-term investments were $548 million, a $28 million increase from June 30, 2012, as described in the “Liquidity and Capital Resources” section above.

16

Pan American’s investment objectives for its cash balances are to preserve capital, to provide liquidity and to maximize return. The Company’s strategy to achieve these objectives is to invest excess cash balances in a portfolio of primarily fixed income instruments with specified credit rating targets established by the Board of Directors, and by diversifying the currencies in which it maintains its cash balances.

Investment income for the three and nine months ended September 30, 2012 totalled $1.2 million and $3.1 million, respectively (2011 - $1.1 million and $2.1 million) and consisted mainly of interest income and net gains from the sales of the securities within the Company’s short-term investment portfolio.

Financial Instruments

From time to time, Pan American mitigates the price risk associated with its base metal production by committing some of its future production under forward sales or option contracts. At September 30, 2012, the Company had lead option contracts for 1,200 tonnes, which have the effect of ensuring a price between $2,000 and $2,620 per tonne on that quantity of lead, and zinc option contracts for 6,000 tonnes, which have the effect of ensuring a price between $2,000 and $2,200 per tonne on that quantity of zinc, settling monthly between October of 2012 and March of 2013. At the date of this MD&A, these positions had an insignificant mark-to-market valuation.

A part of the Company’s operating and capital expenditures are denominated in local currencies other than the USD. These expenditures are exposed to fluctuations in USD exchange rates relative to the local currencies. From time to time, the Company mitigates part of this currency exposure by accumulating local currencies or by entering into contracts designed to fix or limit the Company’s exposure to changes in the value of local currencies relative to the USD. At September 30, 2012, the Company had foreign currency contract positions with a nominal value of $11.0 million of Peruvian nuevo soles (“PEN”) settling between October 2012 and September 2013 at an average PEN/USD exchange rate of 2.62. At the date of this MD&A, these positions had an insignificant mark-to-market valuation. The Company also held cash and short term investments of $105 million in CAD and $18 million in Mexican pesos at the balance sheet date.

The Company recorded a net loss on commodity and foreign currency contracts of $0.4 million in the current quarter, compared to a gain of $0.8 million in Q3 2011 and a gain of $0.1 million in the nine months ended September 30, 2012 versus a gain of $1.0 million for the comparable period in 2011.

The carrying value of share purchase warrants and the conversion feature on convertible notes are at fair value; while cash, accounts receivable, accounts payable and accrued liabilities approximate their fair value due to the relatively short periods to maturity of these financial instruments. Under IFRS, the share purchase warrants are classified and accounted for as financial liabilities and, as such, are measured at their fair values with changes in fair values reported in the income statement as gain/loss on derivatives. The Company used as its assumptions for calculating fair value of the 7.8 million warrants outstanding at September 30, 2012 a risk free interest rate of 1.1%, expected stock price volatility of 42%, expected life of 2.2 years (expiry in December 2014), expected dividend yield of 1%, a quoted market price of the Company’s shares on the Toronto Stock Exchange of $21.08, an exchange rate of 1 CAD to USD of 1.02 and an exercise price of CAD $35.00 per share. The changes in the valuation of these share purchase warrants create a permanent difference for tax purposes and may result in significant volatility of our effective tax rate.

The conversion feature of the convertible notes acquired in the Minefinders transaction is carried at fair value and will be adjusted each period. The Company has the right to pay all or part of the liability associated with the Company’s outstanding convertible notes in cash on the conversion date. Accordingly, the Company classifies the convertible notes as a financial liability with an embedded derivative. The financial liability and embedded derivative are recognized initially at their respective fair values. The embedded derivative is subsequently recognized at fair value with changes in fair value reflected in profit or loss and the debt liability component is recognized as amortized cost using the effective interest method. Interest gains and losses related to the debt liability component or embedded derivatives are recognized in profit or loss. On conversion, the equity instrument is measured at the carrying value of the liability component and the fair value of the derivative component on the conversion date. Assumptions used in the fair value calculation of the embedded derivative component at September 30, 2012 were expected stock price volatility of 60%, expected life of 3.2 years, and expected dividend yield of 1%.

17

During the three and nine months ended September 30, 2012, the Company recorded a loss and a gain on the revaluation of the two categories of derivatives of $14.0 million and $10.0 million, respectively (3 and 9 months, 2011 – gains of $6.8 million and $70.8 million).

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

The Company does not have any off-balance sheet arrangements or commitments that are expected to have a current or future effect on its financial condition or results of operations, other than those disclosed in this MD&A and the consolidated financial statements and the related notes.

Contractual Commitments and Contingencies

The Company had the following contractual obligations at September 30, 2012:

Payments due by period (in thousands of USD)
	Total	Less than a year	1 - 3 years	3- 5 years	After 5 years
Finance lease obligations (1)	$34,808	20,751	14,057	-	-
Current liabilities(2)	146,385	146,385	-	-	-
Severance accrual	3,807	1,328	-	2,479	-
Contribution plan(3)	7,206	3,603	3,603	-	-
Convertible notes(4)	36,235	-	-	36,235
Total contractual obligations(5)	$228,441	172,067	17,660	38,714	-

(1)	Includes lease obligations in the amount of $8.9 million (December 31, 2011 - $10.1 million) with a net present value of $8.6 million (December 31, 2011 - $9.8 million) and equipment and construction advances in the amount of $25.9 million (December 31, 2011 - $21.9 million); both discussed further in Note 12.
(2)	Includes all current liabilities as per the statement of financial position less items presented separately in this table which also include amounts expected to be paid but not accrued in the books of the Company.
(3)	In June 2012 the Company approved a two year contractual retention plan for key officers and management, further discussed in Note 15. Contract commitments for the plans, payable in CAD, represent minimum payments expected to be paid out, which are presented above in USD at the period-end rate. The total contribution plan payment of $7.2 million includes $5.9 million expected to be paid but not accrued for by the Company.
(4)	Represents the face value of the replacement convertible note related to the Minefinders acquisition. Refer to Note 13 for further details.
(5)	Amounts above do not include payments related to the Company’s anticipated closure and decommissioning obligation, the deferred credit arising from the Aquiline acquisition discussed in Note 14, and deferred tax liabilities.

General and Administrative EXPENSE

General and administrative costs including stock based compensation, was $4.6 million for the current quarter as compared to $4.9 million in the comparative period. For the nine month period ended September 30, 2012 general and administrative expenses were $16.2 million compared to $13.2 million for the comparable period of 2011. This increase for the nine month period ended September 30, 2012 compared to the comparable period of 2011 was primarily as a result of expenses related to increased business development activity and the addition of several new positions in 2012.

Minefinders Transaction

On March 26, 2012, the Company announced the positive results of the shareholder votes of the Company and of Minefinders that approved the previously announced plan of arrangement (the “Arrangement”) allowing Pan American to acquire all of the issued and outstanding common shares of Minefinders. The overwhelming majority of both Pan American and Minefinders’ shareholders voted in favour of the Arrangement at their respective special shareholders’ meetings.

As a result, on March 30, 2012, the Company announced that it had completed the Arrangement under the Business Corporations Act (Ontario) whereby Pan American acquired all of the issued and outstanding common shares of Minefinders.

Under the terms of the Arrangement, former Minefinders shareholders who elected the full proration option received CAD$1.84 and 0.55 of a Pan American share in respect of each of their Minefinders shares. Former Minefinders shareholders who elected the Pan American share option received 0.6235 Pan American shares and CAD$0.0001 for each of their Minefinders shares, and those who elected the cash option received CAD$2.0306 and 0.5423 of a Pan American share in respect of each of their shares.

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Pan American’s management believes that the strategic benefits to shareholders resulting from the acquisition include: (i) enhanced operating and development portfolio diversification towards producing assets in a stable mining jurisdiction, (ii) additional near-term cash flow, (iii) creation of the leading growth profile in the silver sector, (iv) a meaningful reduction of average silver cash costs across the Company’s production portfolio, (v) addition of significant silver and gold mineral reserves and resources with excellent potential to increase even further through exploration (vi) a number of attractive near-term opportunities to drive production growth, (vii) a strong balance sheet and access to capital; and (viii) increases in the Company’s exposure to the prices of silver and gold.

Preliminary Purchase Allocation

The purchase consideration total was $1,264.3 million, comprised of $1,088.1 million in common shares of Pan American, (49.4 million shares issued), $165.4 million in cash, and $10.7 million in replacement options. The Company incurred approximately $16.2 million of transaction costs.

Pan American exchanged and replaced all outstanding Minefinders options at an exchange ratio of 0.6235 and at strike prices equivalent to the original strike prices divided by 0.6235.

Pan American share value utilized for valuing the consideration of shares issued was the closing price on March 30, 2012, the effective date of the transaction.

Replacement options were valued using the Black-Scholes option pricing model. Assumptions used were as follows:

Dividend yield	0.26%
Expected volatility	40.75%
Risk free interest rate	0.93%
Expected life	0.25 – 3.5 years

A preliminary purchase price allocation for the Minefinders transaction is calculated and presented as follows:

Purchase Consideration:
Cash	$165,413
Replacement options	10,739
Fair value of Pan American shares issued	1,088,104
$1,264,256

The purchase price allocation is as follows:
Net working capital acquired (including cash of $251.9 million)	$333,478
Mineral property, plant and equipment	1,045,326
Goodwill	211,292
Closure and decommissioning liability	(10,880)
Long term debt	(49,685)
Deferred tax liability	(265,275)
$1,264,256

Goodwill has been primarily recognized as a result of the requirement to record a deferred tax liability for the difference between the assigned values and the tax bases of assets acquired and liabilities assumed and none of this is deductible for tax purposes. During the quarter ended March 31, 2012, there was nil net income for Minefinders (period from acquisition date of March 30, 2012 to March 31, 2012) while the three months and year to date since acquisition financial results of the Minefinders group are consolidated in the unaudited interim financial statements ending September 30, 2012.

19

As part of the Minefinders acquisition and pursuant to the First Supplemental Indenture Agreement dated March 30, 2012, the Company issued replacement unsecured convertible senior notes with an aggregate principal amount of $36.2 million (the “Notes”). Until such time as the earlier of December 15, 2015 and the date the Notes are converted, each Note shall bear interest at 4.5% payable semi-annually on June 15 and December 15 of each year. The principal outstanding on the Notes is due on December 15, 2015, if any Notes are still outstanding at that time. Furthermore, on April 19, 2012, the Company entered into a Second Supplemental Indenture Agreement (the “Agreement”) as part of the Minefinders acquisition that establishes, amongst other terms, the convertibility features of these Notes. Further details related to these Notes and their convertibility can be found in the interim financial statement Note 13, Long Term Debt.

Further details related to the Minefinders transaction can be found in Note 3 of the unaudited condensed interim consolidated financial statements. As at the date these unaudited condensed interim consolidated financial statements were issued, the allocation of the purchase price has not been finalized. The Company is currently in the process of determining the fair values of identifiable assets acquired and liabilities assumed, measuring the associated deferred income tax assets and liabilities and determining the value of goodwill.

Alternative Performance Measures

•	Cash and Total Costs per Ounce of Silver

The alternative performance measures of cash and total cost per ounce of silver are used by the Company to manage and evaluate operating performance at each of the Company’s mines and are widely reported in the silver mining industry as benchmarks for performance, but do not have standardized meaning. To facilitate a better understanding of these measures as calculated by the Company, provided in the following table is the detailed reconciliation of these measures to the production costs, as reported in the Consolidated Income Statements for the periods under review.

Cash and Total Cost per ounce Reconciliation		Three months ended Sept 30,		Nine months ended Sept. 30,
(in thousands of USD)		2012	2011	2012	2011
Production Costs		$138,166	$89,197	$349,612	$246,545
Add/(Subtract)
Royalties		14,161	5,633	29,384	16,221
Smelting, refining, and transportation charges		16,254	15,651	49,353	48,056
By-product credits		(72,724)	(66,869)	(218,383)	(196,383)
Worker’s participation & voluntary payments		118	(1,655)	(1,166)	(5,451)
Change in inventories		(12,786)	10,427	8,763	(34,801)
Other		1,100	(874)	(3,955)	(1,228)
Non-controlling interest adjustment		(1,869)	(1,045)	(4,947)	(2,831)
Cash Operating Costs	A	82,420	50,464	208,661	139,730
Add/(Subtract)
Depreciation and amortization		31,356	19,530	75,911	59,293
Asset retirement and reclamation		700	759	2,344	2,371
Change in inventories		2,891	217	10,130	(3,702)
Other		284	(230)	(746)	(576)
Non-controlling interest adjustment		(403)	(266)	(1,120)	(793)
Total Costs	B	$117,249	$70,473	$295,180	$196,324

Payable Silver Production (oz.)	C	5,942,625	5,268,787	17,187,839	15,732,236

Cash cost per ounce	(A*$1000)/C	$13.87	$9.58	$12.14	$8.88
Total costs per ounce	(B*$1000)/C	$19.73	$13.38	$17.17	$12.48

•	Adjusted Earnings

Adjusted earnings is a non-GAAP measure calculated as net earnings for the period adjusting for (i) the unrealized gain or loss recorded on fair market value adjustments on the Company’s outstanding derivative instruments, (ii) unrealized foreign exchange losses and gains, (iii) the transaction costs arising from the Minefinders transaction, and (iv) gains and losses on the disposition of mineral property. The Company considers this measure to better reflect normalized earnings as it eliminates items that may be volatile from period to period, relating to positions which will settle in future periods and items are non-recurring.

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	Three months ended Sept. 30,		Nine months ended Sept. 30
Adjusted Earnings Reconciliation	2012	2011	2012	2011
Net earnings for the period	$22,638	$52,522	$116,924	$258,679
Adjust derivative loss (gains)	$13,950	$(6,781)	$(9,956)	$(70,834)
Adjust unrealized foreign exchange (gains) losses	$(2,943)	$6,608	$6,708	$8,556
Adjust unrealized loss (gain) on commodity contracts	$522	$(803)	$9	$(929)
Adjust acquisition costs	$-	$-	$16,162	$-
Adjust gain on sale of mineral property	$3,437	$-	$(7,765)	$-
Adjusted earnings	$37,604	$51,546	$122,082	$195,472
Basic weighted average shares outstanding	152,260	107,902	137,039	107,043
Basic adjusted EPS	$0.25	$0.48	$0.89	$1.83

Risks and Uncertainties

The Company is exposed to many risks in conducting its business, including but not limited to: metal price risk as the Company derives its revenue from the sale of silver, zinc, lead, copper, and gold; credit risk in the normal course of dealing with other companies; foreign exchange risk as the Company reports its financial statements in USD whereas the Company operates in jurisdictions that utilize other currencies; the inherent risk of uncertainties in estimating mineral reserves and mineral resources; political risks; and environmental risks and risks related to its relations with employees.  These and other risks are described in Pan American’s Annual Information Form (available on SEDAR at www.sedar.com); Form 40-F filed with the SEC; and the Audited Annual Consolidated Financial Statements for the year ended December 31, 2011.  Readers are encouraged to refer to these documents for a more detailed description of some of the risks and uncertainties inherent to Pan American’s business.

All of Pan American’s current production and revenue is derived from its operations in Peru, Mexico, Argentina and Bolivia, where the majority of Pan American’s operations are conducted. As Pan American’s business is carried on in a number of developing countries, it is exposed to a number of risks and uncertainties, including the following: expropriation or nationalization without adequate compensation; economic and regulatory instability; military repression and increased likelihood of international conflicts or aggression; possible need to obtain political risk insurance and the costs and availability of this and other insurance; unreliable or undeveloped infrastructure; labour unrest; lack of availability of skilled labour; difficulty obtaining key equipment and components for equipment; regulations and restrictions with respect to import and export and currency controls; changing fiscal regimes; high rates of inflation; the possible unilateral cancellation or forced re-negotiation of contracts; unanticipated changes to royalty and tax regimes; extreme fluctuations in currency exchange rates; volatile local political and economic developments; uncertainty regarding enforceability of contractual rights; difficulty understanding and complying with the regulatory and legal framework respecting the ownership and maintenance of mineral properties, mines and mining operations, and with respect to permitting; violence and more prevalent or stronger organized crime groups; terrorism and hostage taking; difficulties enforcing judgments obtained in Canadian or United States courts against assets and entities located outside of those jurisdictions; and increased public health concerns. In most cases, the effect of these factors cannot be accurately predicted.

The Company’s Mexican operations Alamo Dorado and La Colorada suffered from armed robberies of doré within the past two years. The Company has instituted a number of additional security measures and a more frequent shipping schedule in response to these incidents. The Company has subsequently renewed its insurance policy to mitigate some of the financial loss that would result from such criminal activities in the future, however a substantial deductible amount would apply to any such losses in Mexico.

Local opposition to mine development projects has arisen in Peru in the past, and such opposition has at times been violent. In particular, in November 2004, approximately 200 farmers attacked and damaged the La Zanja exploration camp located in Santa Cruz province, Peru, which was owned by Compañía de Minas Buenaventura and Newmont Mining Corporation. One person was killed and three injured during the protest. There can be no assurance that similar local opposition will not arise in the future with respect to Pan American’s foreign operations. If Pan American were to experience resistance or unrest in connection with its foreign operations, it could have a material adverse effect on Pan American’s operations or profitability.

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On September 22, 2011, Peru’s Parliament approved a law that increased mining taxes to fund anti-poverty infrastructure projects in the country, effective October 1, 2011. The law changed the scheme for royalty payments, so that mining companies that had not signed legal stability agreements with the government had to pay royalties of 1% to 12% on operating profit; royalties under the previous rules were 1% to 3% on net sales. In addition to these royalties, such companies were subject to a “special tax” at a rate ranging from 2% to 8.4% of operating profit. Companies that had concluded legal stability agreements (under the General Mining Law) will be required to pay a “special contribution” of between 4% and 13.12% of operating profits. The change in the royalty and the new tax had no material impact on the results of the Company’s Peruvian operations.

Government regulation in Argentina related to the economy has increased substantially over the past year. In particular, the government has intensified the use of price, foreign exchange, and import controls in response to unfavourable domestic economic trends. An example of the changing regulations which have affected the Companies activities in Argentina was the Argentinean Ministry of Economy and Public Finance resolution that reduced the time within which exporters were required to repatriate net proceeds from export sales from 180 days to 15 days after the date of export. As a result of this change, the Manantial Espejo operation temporarily suspended doré shipments earlier this year while local management reviewed how the new resolution would be applied by the government. In response to petitions from numerous exporters for relief from the new resolution, on July 17, 2012 the Ministry issued a revised resolution which extended the 15-day limit to 120 days and the effect of the delayed shipments and sales was made up during the quarter ended September 30, 2012.

Another example of government intervention in the Argentine economy is the adoption of restrictions on the importation of goods and services and increased administrative procedures required to import equipment, materials and services required for operations at Manantial Espejo. In addition, in May 2012, the government mandated that mining companies establish an internal function to be responsible for substituting Argentinian-produced goods and materials for imported goods and materials. Under this mandate, the Company is required to submit its plans to import goods and materials for government review 120 days in advance of the desired date of importation.

The government of Argentina has also tightened control over capital flows and foreign exchange, including informal restrictions on dividend, interest, and service payments abroad and limitations on the ability of individuals and businesses to convert Argentine pesos into United States dollars or other hard currencies. These measures, which are intended to curtail the outflow of hard currency and protect Argentina’s international currency reserves, may adversely affect the Company’s ability to convert dividends paid by current operations or revenues generated by future operations into hard currency and to distribute those revenues to offshore shareholders. Maintaining operating revenues in Argentine pesos could expose the Company to the risks of peso devaluation and high domestic inflation.

In early 2009, a new constitution was enacted in Bolivia that further entrenches the government’s ability to amend or enact certain laws, including those that may affect mining. On May 1, 2011 Bolivian President Evo Morales announced the formation of a multi-disciplinary committee to re-evaluate several pieces of legislation, including the mining law and this has caused some concerns amongst foreign companies doing business in Bolivia due to the government’s policy objective of nationalizing parts of the resource sector. However, Mr. Morales made no reference to reviewing or terminating agreements with private mining companies. Operations at San Vicente have continued to run normally under Pan American’s administration and it is expected that normal operations will continue status quo. Pan American will take every measure available to enforce its rights under its agreement with COMIBOL, but there is no guarantee that governmental actions will not impact the San Vicente operation and its profitability. Risks of doing business in Bolivia include being subject to new higher taxes and mining royalties (some of which have already been proposed or threatened), revision of contracts, and threatened expropriation of assets, all of which could have a material adverse impact on the Company’s operations or profitability.

Management and the Board of Directors continuously assess risks that the Company is exposed to, and attempt to mitigate these risks where practical through a range of risk management strategies, including employing qualified and experienced personnel.

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Critical Judgements In The Application Of Accounting Policies

In preparing financial statements in accordance with International Financial Reporting Standards, management is required to make estimates and assumptions that affect the amounts reported in the consolidated financial statements. These critical accounting estimates represent management estimates and judgments that are uncertain and any changes in these could materially impact the Company’s financial statements. Management continuously reviews its estimates, judgments, and assumptions using the most current information available.

Readers should refer to Note 2 of the consolidated financial statements for the year ended December 31, 2011, for the Company’s summary of significant accounting policies including discussion of “Significant Judgements in Applying Accounting Policies and Key Sources of Estimation Uncertainty”.

Changes IN Accounting Standards

Accounting standards effective in 2013 and 2015 are disclosed in the Company’s consolidated financial statements for the year ended December 31, 2011. The Company anticipates that the most significant of these standards relate to the following:

IFRS 10 Consolidated Financial Statements establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. This standard (i) requires a parent entity (an entity that controls one or more other entities) to present consolidated financial statements; (ii) defines the principle of control, and establishes control as the basis for consolidation; (iii) sets out how to apply the principle of control to identify whether an investor controls an investee and therefore must consolidate the investee; and (iv) sets out the accounting requirements for the preparation of consolidated financial statements. IFRS 10 supersedes IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation - Special Purpose Entities and is effective for annual periods beginning on or after January 1, 2013, with early application permitted. The Company does not anticipate the application of IFRS 10 to have a material impact on its consolidated financial statements.

IFRS 13 Fair Value Measurement defines fair value, sets out in a single IFRS a framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 applies when another IFRS requires or permits fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements), except for: share-based payment transactions within the scope of IFRS 2 Share-based Payment; leasing transactions within the scope of IAS 17 Leases; measurements that have some similarities to fair value but that are not fair value, such as net realizable value in IAS 2 Inventories or value in use in IAS 36 Impairment of Assets. This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted. The Company is currently evaluating the impact the new guidance is expected to have on its consolidated financial statements.

IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine clarifies the requirements for accounting for the costs of stripping activity in the production phase when two benefits accrue: (i) useable ore that can be used to produce inventory and (ii) improved access to further quantities of material that will be mined in future periods. IFRIC 20 is effective for annual periods beginning on or after January 1, 2013 with earlier application permitted and includes guidance on transition for pre-existing stripping assets. The Company is currently evaluating the impact the new guidance is expected to have on its consolidated financial statements.

IFRS 9 Financial Instruments is intended to replace IAS 39 Financial Instruments: Recognition and Measurement in its entirety by the IASB in three main phases. IFRS 9 will be the new standard for the financial reporting of financial instruments that is principles-based and less complex than IAS 39. In November 2009 and October 2010, phase 1 of IFRS 9 was issued and amended, respectively, which addressed the classification and measurement of financial assets and financial liabilities. IFRS 9 requires that all financial assets be classified as subsequently measured at amortized cost or at fair value based on the Company’s business model for managing financial assets and the contractual cash flow characteristics of the financial assets. Financial liabilities are classified as subsequently measured at amortized cost except for financial liabilities classified as at FVTPL, financial guarantees and certain other exceptions. In response to delays to the completion of the remaining phases of the project, on December 16, 2011, the IASB issued amendments to IFRS 9 which deferred the mandatory effective date of IFRS 9 from January 1, 2013 to annual periods beginning on or after January 1, 2015. The amendments also provided relief from the requirements to restate comparative financial statements for the effects of applying IFRS 9. The Company is currently evaluating the impact the new guidance is expected to have on its consolidated financial statements.

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Disclosure Controls and Procedures

Management’s Report on Internal Control over Financial Reporting

Management of Pan American is responsible for establishing and maintaining an adequate system of internal control, including internal controls over financial reporting.  Internal control over financial reporting is a process designed by, or under the supervision of, the President and Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards.  It includes those policies and procedures that:

a)	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Pan American,

b)	are designed to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards, and that receipts and expenditures of Pan American are being made only in accordance with authorizations of management and Pan American’s directors, and

c)	are designed to provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Pan American’s assets that could have a material effect on the annual financial statements or interim financial reports.

The Company’s management, including its President and Chief Executive Officer and Chief Financial Officer, believe that due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis.  Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

There has been no change in the Company’s internal control over financial reporting during the three and nine months ended September 30, 2012 that has materially affected or is reasonably likely to materially affect, its internal control over financial reporting.

Technical Information

Michael Steinmann, P.GEO., Executive VP Geology & Exploration, and Martin Wafforn, P.ENG., VP Technical Services, each of whom are qualified persons, as the term is defined in National Instrument 43-101, have reviewed and approved the contents of this Management Discussion & Analysis.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

CERTAIN OF THE STATEMENTS AND INFORMATION IN THIS MD&A CONSTITUTE “FORWARD-LOOKING STATEMENTS” WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND “FORWARD-LOOKING INFORMATION” WITHIN THE MEANING OF APPLICABLE CANADIAN PROVINCIAL SECURITIES LAWS RELATING TO THE COMPANY AND ITS OPERATIONS. ALL STATEMENTS, OTHER THAN STATEMENTS OF HISTORICAL FACT, ARE FORWARD-LOOKING STATEMENTS. WHEN USED IN THIS MD&A THE WORDS, “BELIEVES”, “EXPECTS”, “INTENDS”, “PLANS”, “FORECAST”, “OBJECTIVE”, “OUTLOOK”, “POSITIONING”, “POTENTIAL”, “ANTICIPATED”, “BUDGET”, AND OTHER SIMILAR WORDS AND EXPRESSIONS, IDENTIFY FORWARD-LOOKING STATEMENTS OR INFORMATION. THESE FORWARD-LOOKING STATEMENTS OR INFORMATION RELATE TO, AMONG OTHER THINGS: FUTURE PRODUCTION OF SILVER, GOLD AND OTHER METALS PRODUCED BY THE COMPANY; FUTURE CASH COSTS PER OUNCE OF SILVER; THE PRICE OF SILVER AND OTHER METALS; THE EFFECTS OF LAWS, REGULATIONS AND GOVERNMENT POLICIES AFFECTING PAN AMERICAN’S OPERATIONS OR POTENTIAL FUTURE OPERATIONS, INCLUDING but NOT LIMITED TO, LAWS IN Argentina with respect to repatriation of funds and import restrictions, laws in THE PROVINCE OF CHUBUT, ARGENTINA, WHICH, CURRENTLY HAVE SIGNIFICANT RESTRICTIONS ON MINING; FUTURE SUCCESSFUL DEVELOPMENT OF THE NAVIDAD PROJECT AND OTHER DEVELOPMENT PROJECTS OF THE COMPANY; THE SUFFICIENCY OF THE COMPANY’S CURRENT WORKING CAPITAL, ANTICIPATED OPERATING CASH FLOW OR ITS ABILITY TO RAISE NECESSARY FUNDS; TIMING OF PRODUCTION AND THE CASH AND TOTAL COSTS OF PRODUCTION AT EACH OF THE COMPANY’S PROPERTIES; THE ESTIMATED COST OF AND AVAILABILITY OF FUNDING NECESSARY FOR SUSTAINING CAPITAL; ONGOING OR FUTURE DEVELOPMENT PLANS AND CAPITAL REPLACEMENT, IMPROVEMENT OR REMEDIATION PROGRAMS; FORECAST CAPITAL AND NON-OPERATING SPENDING; FUTURE SALES OF THE METALS, CONCENTRATES OR OTHER PRODUCTS PRODUCED BY THE COMPANY; AND THE COMPANY’S PLANS AND EXPECTATIONS FOR ITS PROPERTIES AND OPERATIONS.

THESE STATEMENTS REFLECT THE COMPANY’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE NECESSARILY BASED UPON A NUMBER OF ASSUMPTIONS AND ESTIMATES THAT, WHILE CONSIDERED REASONABLE BY THE COMPANY, ARE INHERENTLY SUBJECT TO SIGNIFICANT BUSINESS, ECONOMIC, COMPETITIVE, POLITICAL AND SOCIAL UNCERTAINTIES AND CONTINGENCIES. MANY FACTORS, BOTH KNOWN AND UNKNOWN, COULD CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR ACHIEVEMENTS THAT ARE OR MAY BE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS CONTAINED IN THIS MD&A AND THE COMPANY HAS MADE ASSUMPTIONS AND ESTIMATES BASED ON OR RELATED TO MANY OF THESE FACTORS. SUCH FACTORS INCLUDE, WITHOUT LIMITATION: FLUCTUATIONS IN SPOT AND FORWARD MARKETS FOR SILVER, GOLD, BASE METALS AND CERTAIN OTHER COMMODITIES (SUCH AS NATURAL GAS, FUEL OIL AND ELECTRICITY); FLUCTUATIONS IN CURRENCY MARKETS (SUCH AS THE PERUVIAN SOL, MEXICAN PESO, ARGENTINE PESO, BOLIVIAN BOLIVIANO and canadian dollar VERSUS THE U.S. DOLLAR); RISKS RELATED TO THE TECHNOLOGICAL AND OPERATIONAL NATURE OF THE COMPANY’S BUSINESS; CHANGES IN NATIONAL AND LOCAL GOVERNMENT, LEGISLATION, TAXATION, CONTROLS OR REGULATIONS AND POLITICAL OR ECONOMIC DEVELOPMENTS IN CANADA, THE UNITED STATES, MEXICO, PERU, ARGENTINA, BOLIVIA OR OTHER COUNTRIES WHERE THE COMPANY MAY CARRY ON BUSINESS IN THE FUTURE; RISKS AND HAZARDS ASSOCIATED WITH THE BUSINESS OF MINERAL EXPLORATION, DEVELOPMENT AND MINING (INCLUDING ENVIRONMENTAL HAZARDS, INDUSTRIAL ACCIDENTS, UNUSUAL OR UNEXPECTED GEOLOGICAL OR STRUCTURAL FORMATIONS, PRESSURES, CAVE-INS AND FLOODING); RISKS RELATING TO THE CREDIT WORTHINESS OR FINANCIAL CONDITION OF SUPPLIERS, REFINERS AND OTHER PARTIES WITH WHOM THE COMPANY DOES BUSINESS; INADEQUATE INSURANCE, OR INABILITY TO OBTAIN INSURANCE, TO COVER THESE RISKS AND HAZARDS; EMPLOYEE RELATIONS; RELATIONSHIPS WITH AND CLAIMS BY LOCAL COMMUNITIES AND INDIGENOUS POPULATIONS; AVAILABILITY AND INCREASING COSTS ASSOCIATED WITH MINING INPUTS AND LABOUR; THE SPECULATIVE NATURE OF MINERAL EXPLORATION AND DEVELOPMENT, INCLUDING THE RISKS OF OBTAINING NECESSARY LICENSES AND PERMITS AND THE PRESENCE OF LAWS AND REGULATIONS THAT MAY IMPOSE RESTRICTIONS ON MINING, INCLUDING THOSE CURRENTLY IN THE PROVINCE OF CHUBUT, ARGENTINA; DIMINISHING QUANTITIES OR GRADES OF MINERAL RESERVES AS PROPERTIES ARE MINED; GLOBAL FINANCIAL CONDITIONS; THE COMPANY’S ABILITY TO COMPLETE AND SUCCESSFULLY INTEGRATE ACQUISITIONS AND TO MITIGATE OTHER BUSINESS COMBINATION RISKS; CHALLENGES TO, OR DIFFICULTY IN MAINTAINING, THE COMPANY’S TITLE TO PROPERTIES AND CONTINUED OWNERSHIP THEREOF; THE ACTUAL RESULTS OF CURRENT EXPLORATION ACTIVITIES, CONCLUSIONS OF ECONOMIC EVALUATIONS, AND CHANGES IN PROJECT PARAMETERS TO DEAL WITH UNANTICIPATED ECONOMIC OR OTHER FACTORS; INCREASED COMPETITION IN THE MINING INDUSTRY FOR PROPERTIES, EQUIPMENT, QUALIFIED PERSONNEL, AND THEIR COSTS; AND THOSE FACTORS IDENTIFIED UNDER THE CAPTION “RISKS RELATED TO PAN AMERICAN’S BUSINESS” IN THE COMPANY’S MOST RECENT FORM 40-F AND ANNUAL INFORMATION FORM FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION AND CANADIAN PROVINCIAL SECURITIES REGULATORY AUTHORITIES. INVESTORS ARE CAUTIONED AGAINST ATTRIBUTING UNDUE CERTAINTY OR RELIANCE ON FORWARD-LOOKING STATEMENTS. ALTHOUGH THE COMPANY HAS ATTEMPTED TO IDENTIFY IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY, THERE MAY BE OTHER FACTORS THAT CAUSE RESULTS NOT TO BE AS ANTICIPATED, ESTIMATED, DESCRIBED OR INTENDED. THE COMPANY DOES NOT INTEND, AND DOES NOT ASSUME ANY OBLIGATION, TO UPDATE THESE FORWARD-LOOKING STATEMENTS OR INFORMATION TO REFLECT CHANGES IN ASSUMPTIONS OR CHANGES IN CIRCUMSTANCES OR ANY OTHER EVENTS AFFECTING SUCH STATEMENTS OR INFORMATION, OTHER THAN AS REQUIRED BY APPLICABLE LAW.

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